

Zwick & Banyai, PLLC

Certified Public Accountants/Business Consultants

Oakland Commons II
20750 Civic Center Dr., Ste. 418
Southfield, MI 48076
Telephone (248) 356-2330
Facsimile (248) 356-2328
E-mail info@zwickcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Dollar Shots Club, Inc.

We have audited the accompanying balance sheet of Dollar Shots Club, Inc. as of September 30, 2015, and the related statements of income, changes in equity, and cash flows for the period from September 3, 2015 (inception) through September 30, 2015. Dollar Shots Club, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Dollar Shots Club, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Dollar Shots Club, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dollar Shots Club, Inc. as of September 30, 2015, and the results of its operations and its cash flows for the period from September 3, 2015 (inception) through September 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company's significant operating losses raises substantial doubt about its ability to continue as a going concern. The financial statements do not include an adjustments the might result from this uncertainty. Our opinion is not modified with respect to that matter.

Zwick & Banyai PLLC

Southfield, Michigan
April 6, 2016

DOLLAR SHOTS CLUB, INC.
BALANCE SHEET
September 30, 2015

ASSETS

Current Assets :		
Cash	$	52,904
Inventory - finished goods		11,508
Prepaid Compensation		1,000
Current Assets		65,412
Other Assets:		
Website acquired		1
Trademarks, patents, other intangibles		1
Other Assets		2
TOTAL ASSETS	$	65,414

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:		
Advances from shareholder	$	1,585
Payroll liabilities		2,235
Current Liabilities		3,820

SHAREHOLDERS' EQUITY

Common stock: par value $0.0001 a share; 100,000,000 shares authorized; 90,500,000 shares issued and outstanding		9,050
Preferred stock par value $.0001 a share; 10 million shares authorized; no shares issued		—
Additional paid in capital		63,252
Deficit		(10,708)
Shareholders' equity		61,594
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	65,414

See accountants' report and notes to financial statements

DOLLAR SHOTS CLUB, INC.
STATEMENT OF OPERATIONS
September 3, 2015 (inception) to September 30, 2015

Sales	$	2,897
Cost of products		492
Gross profit		2,405
Operating Expenses:		
Advertising	$	1,698
Bank and credit processing		95
Legal and professional fees		7,500
Office expense		135
Payroll expenses		2,235
State licenses and fees		1,450
		13,113
Net Loss Before Provision for Income Taxes	$	(10,708)
Provision for Income Taxes		—
Net Loss	$	(10,708)
Net Loss to common shareholders per common share-basic and diluted	$	—
Common shares used in calculation per share data-basic and diluted		45,250,000

See accountants' report and notes to financial statements

DOLLAR SHOTS CLUB, INC.
STATEMENT OF CHANGES IN EQUITY
September 3, 2015 (inception) to September 30, 2015

September:		Preferred Stock Shares	Amount	Common Stock ($.0001) Shares	Amount	Paid in Capital	Deficit	Total
14	Issued common stock for cash			58,000,000	$5,800			$5,800
14	Issued common stock for cash			15,000,000	1,500			1,500
18	Issued Common Stock for assets			5,000,000	500	$11,502		12,002
18	Issued Common Stock for cash			2,000,000	500	1,800		2,000
18	Issued common stock for prepaid compensation			10,000,000	1,000			1,000
25	Issued common stock for cash			500,000	50	49,950		50,000
30	Results of Operations						$(10,708)	(10,708)
	Balance	—	—	90,500,000	$9,050	$63,252	$(10,708)	$61,594

See accountants' report and notes to financial statements

DOLLAR SHOTS CLUB, INC.
STATEMENT OF CASH FLOWS
September 3, 2015 (inception) to September 30, 2015

OPERATING ACTIVITIES:		
Loss from operations	$	(10,708)
Adjustments to reconcile income to Net		
Cash provided by operations:		
Decrease in inventory		492
Increase in payables		3,820
Cash Used By Operating Activities		(6,396)
FINANCING ACTIVITIES:		
Issuance of Common Stock for cash		59,300
Cash provided by Financial Activities		59,300
Net Increase in Cash	$	52,904
Cash at September 3, 2015 (Inception)	$	—
Cash at September 30, 2015	$	52,904

See accountants' report and notes to financial statements

DOLLAR SHOTS CLUB, INC.
Notes To Financial Statements
September 30, 2015

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business -

Dollar Shots Club, Inc. is a Nevada corporation formed on September 3, 2015.

The company acquired the assets of an existing business unit from Rocky Mountain High Brands (RMHB) on September 18, 2015 with the issuance of five million (5,000,000) shares of common stock. The cost of the assets acquired were valued at the cost as held by RMHB, but at September 30, 2015 the value of the website and trademarks acquired were written down to $1 each and the cost of the acquisition adjusted accordingly. The company is engaged in the bottling and sales of energy drinks through a membership program exclusively on-line.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of intangibles, business combinations, equity transactions, and contingencies.

Cash

The Company considers cash to include accounts at financial institutions and all highly liquid accounts with an original maturity date of three months or less (cash equivalents). The Company maintains bank accounts in US banks.

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Considerable judgment is required to develop estimates of fair values; therefore, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts. The Company estimates that the fair value of its financial instruments approximates their carrying value.

Inventory

The company uses the lower of cost or market to value the inventory. At September 30, 2015 inventory consisted of finished goods ready for sale that were originally acquired from RMHB as part of the acquisition on September 18, 2015.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized.

Sale of goods

Revenue is recognized net of sales taxes and upon transfer of significant risks and rewards of ownership to the buyer. The Company reserves for the associated costs of possible return of goods. The reserve is estimated at $0.00 as of September 30, 2015.

(Non) direct Response Advertising

(Non) direct response advertising costs are expensed when the advertising is printed. Total advertising costs charged to expense for the fiscal period from September 3, 2015 (Inception) through September 30, 2015 was $1,698.

Net Loss per Share

The Company follows the guidelines of Statement of Financial Accounting Standards No. 128, "Earnings per share" (SFAS No. 128") in calculating its loss per share. SFAS No. 128 states basic and diluted earnings per share are based on the weighted average number of common shares and equivalent common shares outstanding during the period. Common stock equivalents for purposes of determining diluted earnings per share include the effects of dilutive stock options, warrants and convertible securities. The effect on the number of shares of such potential common stock equivalents is computed using the treasury stock method or the if-converted method, as applicable. The Company has no outstanding stock options and warrants.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

There is no income tax provision for the Company for the fiscal period from September 3 (inception) through September 30 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at September 30, 2015.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an employment agreement with Mr. Kevin J. Martino on September 10, 2015. The term is for one year and provides for an issuance of ten million (10,000,000) shares of common stock, upon the completion of two performance requirements. The certificate awarded will be restricted as to sale by Mr. Martino. The certificates have been printed and held in escrow and the shares have been valued at $.0001 a share and recorded as prepaid compensation.

Note 3 – GOING CONCERN

Going Concern Disclosure:

These financial statements are prepared on a going concern basis. The Company has just begun operations and incurred a loss in the month ended September 30, 2015. Its ability to continue is dependent upon raising additional funds and achieving profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.